Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-141425

June 2, 2008

Northeast Utilities

Pricing Term Sheet

Issuer:	Northeast Utilities
Security:	$250,000,000 Senior Notes, Series C, Due 2013
Maturity:	June 1, 2013
Coupon:	5.65%
Price to Public:	99.962% of face amount
Yield to Maturity:	5.659%
Spread to Benchmark Treasury:	+240 basis points
Benchmark Treasury:	3.50% due May 31, 2013
Benchmark Treasury Yield:	3.259%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2008
Redemption Provisions
Make-whole call:	At any time at a discount rate of Treasury plus 35 basis points
Settlement:	June 5, 2008 (T+ 3)
CUSIP:	664397 AGI
Ratings:	Baa2 by Moody’s Investors Service BBB– by Standard & Poor’s Ratings Services BBB by Fitch Ratings
Joint Book-Running Managers:	Lehman Brothers Inc. J.P. Morgan Securities Inc.
Co-Managers:	Banc of America Securities LLC BNY Mellon Capital Markets, LLC Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll free at (888) 603-5847 or J.P. Morgan Securities Inc. collect at (212) 834-4533.